Exhibit 99.10

ImmunoPrecise Antibodies’ Annual Revenues Increase 100% to $10,926,268 Million

VICTORIA, Aug. 28, 2019 /CNW/ - IMMUNOPRECISE ANTIBODIES LTD. (the “Company” or “IPA”) (TSX VENTURE: IPA) (OTC PINK: IPATF) today reports its financial results for the year ended April 30, 2019. The financial statements and related Management’s Discussion and Analysis (“MD&A”) can be viewed on SEDAR at www.sedar.com.

Financial Highlights:

Revenue ImmunoPrecise achieved record annual revenue of $10,926,268 in fiscal 2019 compared to $5,441,349 in fiscal 2018. This represents a 100% increase in revenue as a result of its completed acquisitions of IPA Europe (formerly ModiQuest Research), and IPA’s ability to grow its core business and expand into higher revenue service offerings in therapeutic discovery.

Gross Margin ImmunoPrecise increased its gross margin to $5,294,634 from $2,451,026 in 2019. In percentage terms, the Company’s gross margin increased to 48% from 45% in 2018. The higher margin in 2019 was mostly attributable to the Company’s increased focus on larger programs with higher margins at its new B-cell lab, as well as increased efficiencies in operations.

Net Loss ImmunoPrecise recorded a net loss of $7,617,467 during the year ended April 30, 2019, compared to net loss of $5,171,103 for the year ended April 30, 2018. The net loss increased in 2019, primarily as a result of the acquisitions of U-Protein and IPA Europe, which required higher expenses in all facets of the business in order to manage a global landscape. $1,312,403 of the costs incurred during the year ended April 30, 2019, were one-time costs which are not expected to be incurred again.

Growth Initiatives in Fiscal 2020:

Asset Building While CRO services remain the mainstay of the Company, ImmunoPrecise has worked continuously on building an intellectual property estate and portfolio of proprietary methods and physical assets through collaborations, joint ventures, acquisitions and in-licensing. The onboarding of existing assets with regard to equipment, technologies, IP and licenses within the Company’s EU operations has been compounded by active research and development at all operational sites this year. This includes the on-going development of new service offerings to be rolled out in the fiscal year 2020, but more notably, internal, discovery programs focused on novel, therapeutic antibodies, primarily in the field of immuno-oncology.

Talem Therapeutics Recently, the Company formed Talem Therapeutics (Talem), based in Cambridge, Massachusetts, to support its internal, therapeutic, discovery programs. Talem is structured to secure assets during their discovery and development stage and seek out strategic partnerships with clinical-stage pharma and biotech companies, where it will aid in the out-licensing or sale of the therapeutics for clinical trials. The ability for investors to support individual assets or portfolios in Talem generates an asymmetrical opportunity for investments, while avoiding ImmunoPrecise’s shareholders dilution. The depth and speed of IPA’s offerings enables Talem to customize each program and leverages the Company’s expertise and technologies in antibody discovery.

Global Integration and Cost Synergies ImmunoPrecise integrated IT services, including the global service desk, and decreased cost and risk while removing collaboration barriers, including tools that allow for communicating in different languages. They have also begun to capture synergies after the global integration of sales, marketing, R&D, management, and legal services. IPA has prepared for the integration of fundamental business services such as payroll, financial controls, and an Oracle suite of enterprise software. They will continue to enhance these integrations, as well as create synergies in additional areas such as M&A communications and tax integration.

B cell SelectTM and DeepDisplayTM IPA Canada and IPA Europe have both been designated as approved CROs for the world’s leading, transgenic animal platform producing human antibodies, and exercised an advantage in optimizing services for various transgenic animal vendors. The Company made strategic investments in R&D activities to develop proprietary technologies enabling the application of their B cell SelectTM and DeepDisplayTM platforms to a broad range of transgenic animal species and strains.

The Market:

CRO Services and Therapeutic Development In an attempt to streamline, many large pharmaceutical companies are limiting the number of external CRO vendors that can be contracted. This is particularly promising for those CROs that fill multiple niches in the discovery and manufacturing pipeline. The key players serving the monoclonal antibodies market are Pfizer, Inc., GlaxoSmithKline plc, Novartis AG, Merck & Co., Inc, Amgen, Inc., Abbott Laboratories, AstraZeneca, Eli Lilly and Company, Mylan N.V., Daiichi Sankyo Company, Ltd., Bayer AG, Bristol Myers Squibb Co., Johnson & Johnson Services, Inc., Biogen Inc., Thermo Fisher Scientific, Inc., Sanofi Genzyme, F. Hoffmann-La Roche Ltd., and Novo Nordisk A/S2. In 2016 alone, Novartis invested 9 billion USD and Pfizer invested 7.9 billion USD in R&D3. This is of little surprise given the global monoclonal antibody market was valued at USD 85.4 billion in 2015 and is expected to reach a value of USD 138.6 billion by 20242.

2	Monoclonal Antibodies (mAbs) Market Size Worth $138.6 Billion By 2024, Nov. 2016
3	Monoclonal Antibody Market 2019-2025 Growth, Key Players, Size, Demands and Forecasts, April, 2019

“We continue to expand our therapeutic offerings as a global, full-service antibody provider to pharmaceutical and biotech companies internationally, and to accelerate our volume of large-scale, therapeutic programs. Simultaneously, IPA sets itself on a path of Antibody Discovery and IP estate-building through Talem Therapeutics, which will expand our clinical partnerships and continue to build our IP estate” commented Jennifer Bath, CEO of the Company.

About ImmunoPrecise Antibodies Ltd.

ImmunoPrecise is a full-service, biologics Contract Research Organization (CRO) with global operations. They are innovation-driven and strategically positioned - both geographically and scientifically - to provide customized and end-to-end biologics services. IPA offers a cohesive and extensive portfolio in the protein and antibody research, manufacturing and validation continuum.

ImmunoPrecise operates from laboratory facilities located Oss and Utrecht, The Netherlands, and Victoria, British Columbia, with the headquarters situated in the U.S.

Forward Looking Information

This news release contains statements that, to the extent they are not recitations of historical fact, may constitute “forward-looking statements” within the meaning of applicable Canadian securities laws. The Company uses words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “believe”, “intend” and similar expressions to identify forward-looking statements. Any such forward-looking statements are based on assumptions and analyses made by ImmunoPrecise in light of its experience and its perception of historical trends, current conditions and expected future developments. However, whether actual results and developments will conform to ImmunoPrecise’s expectations and predictions is subject to any number of risks, assumptions and uncertainties. Many factors could cause ImmunoPrecise’s actual results to differ materially from those expressed or implied by the forward-looking statements contained in this news release. Such factors include, among other things, actual revenues and earnings for IPA being lower than anticipated, and those risks and uncertainties described in ImmunoPrecise’s annual management discussion and analysis for the fiscal year ended April 30, 2018 which can be accessed at www.sedar.com. The “forward-looking statements” contained herein speak only as of the date of this press release and, unless required by applicable law, ImmunoPrecise undertakes no obligation to publicly update or revise such information, whether as a result of new information, future events or otherwise.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE ImmunoPrecise Antibodies Ltd.

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CO: ImmunoPrecise Antibodies Ltd.

CNW 18:33e 28-AUG-19